UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of the notice submitted to the Comisión Nacional de Valores (CNV) dated January 17, 2017

Item 1. English translation of the notice submitted to the Comisión Nacional de Valores (CNV) dated January 17, 2017

Buenos Aires, January 17, 2017

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

Ref: Grupo Supervielle S.A. – RELEVANT MATTER

To whom it may concern,

I hereby address this Commission in my capacity as attorney-in-fact of Grupo Supervielle S.A. in order to attach a copy of the relevant matter that was informed to us today by our subsidiary, Banco Supervielle S.A.

Yours faithfully,

_______________________

Attorney-in-fact

ATTACHMENT

Buenos Aires, January 17, 2017

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

Ref: Banco Supervielle S.A. – RELEVANT MATTER

To whom it may concern,

I am glad to address this Commission in my capacity as attorney-in-fact of Banco Supervielle S.A. (the “Bank”) to inform you that the Bank received today due notice from the Ministry of Public Treasury of the Province of San Luis in which said Ministry, invoking the amendment dated September 2016, informs that it has exercised its right to terminate, as of February 28, 2017, the agreement pursuant to which the Bank acts as financial agent of the Province. The Ministry also states that, notwithstanding the exercise of the right to terminate the agreement, the Province may continue dealing with the Bank until a new financial agent is selected.

As of the date of this notice, the Bank has no further information regarding this situation. The Bank will analyze the possible courses of action as well as the effects of this unilateral action of the provincial government, although the Bank considers that its economic, financial or asset situation will not be substantially affected.

Yours faithfully,

_______________________

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: January 18, 2017	By:	/s/ Sergio Gabai
	Name:	Sergio Gabai
	Title:	Attorney-in-fact